SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	April	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated April 30, 2008.

Document 1

For Immediate Release	April 30, 2008
RM: 3 – 08

Crystallex Updates Shareholders on Las Cristinas

TORONTO, ONTARIO, April 30, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) has become aware that the Director General of the Administrative Office of Permits at the Ministry of the Environment and Natural Resources of Venezuela ("MinAmb") has issued a communication to the Corporacion Venezolana de Guayana ("CVG"), the owner of the Las Cristinas concessions, denying a request for the authorization to affect natural resources to carry out exploration activities in the mining area of Las Cristinas in Sifontes, Bolivar State.

In issuing the communication, the Director General cites sensitivities surrounding indigenous peoples, the small miners and the environment in the area generally known as the Imataca Forest Reserve, which contains a number of mining projects, which like those of Crystallex, are seeking the required permits to continue their development and exploitation.

The communication by the Director General appears to be in conflict with the Las Cristinas EIS approval, Construction Compliance Bond Request and Environmental Tax request issued by the MinAmb (that Crystallex posted and satisfied last summer) and the communication appears to be in opposition to all mineral mining in the Imataca Region.

The communication is subject to several avenues of response, including an application for reconsideration by interested parties under Venezuelan law. Crystallex is currently working with various levels of the CVG to develop strong submissions in support of the authorization to affect natural resources. Crystallex is committed to defending its rights in the Las Cristinas project and intends to respond to this matter vigorously in accordance with its legal entitlements to protect the interests of our shareholders.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” below or in the Company’s 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	April 30, 2008	By:	/s/ HEMDAT SAWH
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer